Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 12, 2011

Contact: Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

DRAFT FOR IMMEDIATE RELEASE

Barclays Expands Suite of iPath® Exchange Traded Notes Linked to

US Treasury Futures Indices

Two new ETNs allow investors to express views on the US Treasury yield curve

New York, NY (July XX, 2011) – Barclays Bank PLC announced that today is the first day of trading for the iPath® US Treasury 5-year Bull Exchange Traded Note and the iPath® US Treasury 5-year Bear ETN (each, an “ETN”) on the NYSE Arca stock exchange. The ETNs trade under the ticker symbols DFVL and DFVS, respectively.

Linked to the performance or inverse performance of the Barclays Capital 5Y US Treasury Futures Targeted Exposure Index™ (the “Index”), the ETNs are an expansion of the firm’s current suite of ETNs that provide exposure to fixed income strategies, allowing investors to take a view on whether specific yields will increase or decrease.

“Following the launch of our first fixed income ETNs last year, we have seen increased demand from investors for ways to hedge their portfolios against moves in US Treasury yields,” said Pradeep Jhanjee, Head of Rates Structuring at Barclays Capital.

“The new ETNs allow investors the opportunity to further fine tune their exposures with long and short views on 5-year US Treasury futures,” said Kevin Burke, Head of Investor Solutions at Barclays Capital. “Today’s launch demonstrates our ongoing commitment to offering investors a comprehensive suite of innovative investment products across asset classes.”

iPath® ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less certain costs and investor fees. Subject to the requirements described in the applicable prospectus, the securities can be sold in the secondary market during trading hours at market prices, and may typically be redeemed in at least 50,000 units on a daily basis directly to the Issuer*. The iPath® ETNs are senior, unsecured, unsubordinated debt securities of Barclays Bank PLC.

The prospectuses can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath ETNs and Barclays Capital Inc. is the issuer’s agent. BlackRock’s broker dealer affiliate, BlackRock Fund Distribution Company, engages in the promotion of iPath ETNs to intermediaries.

*

The issuer may, from time to time, in its sole discretion, reduce, in part or in whole, the typical minimum redemption amount of 50,000 units. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 147,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNs

For further information about the iPath ETNs go to: http://www.iPathETN.com.

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An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the ETNs.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities).† An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the relevant exchange on which such Securities are listed through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

†	Note to Barcap Legal: Please include this amendment in the comparable section of the Steepener informational document.

An investment in iPath ETNs linked to the performance of the Barclays Capital 5Y US Treasury Futures Targeted Exposure IndexTM is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of any of such index, an increase) in the value of the index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the index level will increase or decrease by 1.00 point for every 0.01% decrease or increase, respectively, in the 5-year yield, as the case may be. Market prices for 5-year Treasury futures contracts may not capture precisely the underlying changes in the 5-year yields. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index’s weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see “Risk Factors” in the applicable prospectus.

“Barclays Capital 5Y US Treasury Futures Targeted Exposure IndexTM” is a trademark of Barclays Bank PLC.

© 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE